04024471

82-3138

SUPPL

RECEIVED
2004 APR 20 P 12:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

BAE SYSTEMS plc

2. Name of director

Chris Geoghegan

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Christopher Geoghegan

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Release of shares from the Restricted Share Plan and partial sale thereof.

7. Number of shares / amount of stock acquired

5,700

PROCESSED
APR 21 2004
THOMSON FINANCIAL

8. Percentage of issued class

Not material

9. Number of shares/amount of stock disposed

2,345

dw 4/20

10. Percentage of issued class

Not material

11. Class of security

Ordinary shares of 2.5p each

12. Price per share

Acquisition - nil consideration
Disposal - 206.37 pence

13. Date of transaction

5 April 2004

14. Date company informed

5 April 2004

15. Total holding following this notification

109,434

16. Total percentage holding of issued class following this notification

Not material

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

See 23 below

23. Any additional information

The director has interests in contingent awards over 33,232 shares under the Restricted Share Plan, options over 444,443 shares under the Performance Share Plan and options over 795,324 shares under the Executive and SAYE Share Option Schemes. (note: the recent notification for both the purchase of shares and the grant of contingent awards under the Restricted Share Plan for this director were overstated by 2,500 shares and the composite figures in paras (15) and (23) have been adjusted accordingly.)

24. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

25. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

Date of Notification

5 April 2004

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

BAE SYSTEMS plc

2. Name of director

Mike Turner

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Michael Turner

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Release of shares from the Restricted Share Plan and partial sale thereof.

7. Number of shares / amount of stock acquired

16,473

8. Percentage of issued class

Not material

9. Number of shares/amount of stock disposed

11,762

10. Percentage of issued class

Not material

11. Class of security

Ordinary shares of 2.5p each

12. Price per share

Acquisition - nil consideration
Disposal: 207.6 pence

13. Date of transaction

5 April 2004

14. Date company informed

5 April 2004

15. Total holding following this notification

378,027

16. Total percentage holding of issued class following this notification

Not material

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

The director has interests in contingent awards over 116,213 shares under the Restricted Share Plan, options over 755,626 shares under the Performance Share Plan and options over 1,354,612 shares under the Executive and SAYE Share Option Schemes.

24. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

25. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

Date of Notification

5 April 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

BAE SYSTEMS plc

2. Name of director

Sir Richard Evans

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Sir Richard Evans

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Release of shares from the Restricted Share Plan and partial sale thereof.

7. Number of shares / amount of stock acquired

22,053

8. Percentage of issued class

Not material

9. Number of shares/amount of stock disposed

9,049

10. Percentage of issued class

Not material

11. Class of security

Ordinary shares of 2.5p each

12. Price per share

Acquisition - nil consideration
Disposal - 211.81 pence

13. Date of transaction

7 April 2004

14. Date company informed

7 April 2004

15. Total holding following this notification

549,091

16. Total percentage holding of issued class following this notification

Not material

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

See 23 below

23. Any additional information

The director has interests in contingent awards over 21,698 shares under the Restricted Share Plan and options over 790,782 shares under the Executive Share Option Scheme.

24. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

25. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

Date of Notification

7 April 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

BAE SYSTEMS plc

2. Name of director

Steve Mogford

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Steven Mogford

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Release of shares from the Restricted Share Plan and partial sale thereof.

7. Number of shares / amount of stock acquired

12,864

8. Percentage of issued class

Not material

9. Number of shares/amount of stock disposed

5,282

10. Percentage of issued class

Not material

11. Class of security

Ordinary shares of 2.5p each

12. Price per share

Acquisition - nil consideration
Disposal - 215.81 pence

13. Date of transaction

8 April 2004

14. Date company informed

8 April 2004

15. Total holding following this notification

113,962

16. Total percentage holding of issued class following this notification

Not material

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

See 23 below

23. Any additional information

The director has interests in contingent awards over 12,669 shares under the Restricted Share Plan, options over 444,443 shares under the Performance Share Plan and options over 1,322,206 shares under the SAYE and Executive Share Option Schemes.

24. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

25. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

Date of Notification

8 April 2004